SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)

PetroQuest Energy, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

716748 10 8

(CUSIP Number)

PetroQuest Energy, Inc. 400 E. Kaliste Saloom Rd., Suite 600 Lafayette, Louisiana 70508 (337) 232-7028

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.			NAMES OF REPORTING PERSONS Charles T. Goodson
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
(b)
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	998,156
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	998,156
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,156
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and restates the Schedule 13D originally filed on September 11, 1998 (the “Schedule 13D”).

As set forth below, on December 18, 2017, as the result of certain issuances by PetroQuest Energy, Inc., a Delaware corporation (the “Issuer”), of its common stock, par value $.001 per share (the “Common Stock”) on such date, and as a result of the transactions described herein, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this First Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 1.        Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

This statement is filed with respect to shares of Common Stock of the Issuer. The Issuer was formerly known as Optima Petroleum Corporation, a corporation constituted under the Canadian Business Corporation Act (“Optima”). The address of the Issuer’s principal executive offices is 400 E. Kaliste Saloom Rd., Suite 600, Lafayette, Louisiana 70508.

Item 2.        Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

(a)	The name of the person filing this First Amendment is Charles T. Goodson (“Goodson”).

(b)	Goodson’s business address is 400 E. Kaliste Saloom Rd., Suite 600, Lafayette, Louisiana 70508.

(c)
Goodson’s principal occupation is as the president, chief executive officer and chairman of the board of the Issuer. The Issuer’s principal business is oil and gas exploration and development in the United States. The address of the Issuer is 400 E. Kaliste Saloom Rd., Suite 600, Lafayette, Louisiana 70508.

(d)	During the last five years, Goodson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Goodson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)	Goodson is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

On September 1, 1998, pursuant to a Plan and Agreement of Merger (the “Merger Agreement”) dated as of February 11, 1998 among Optima, Optima Energy (U.S.) Corporation, a Louisiana corporation and wholly-owned subsidiary of Optima (“Optima US”), Goodson Exploration Company, a Louisiana corporation (“GEC”), NAB Financial, L.L.C., a Louisiana limited liability company (“NAB”), Dexco Energy, Inc., a Louisiana corporation (“Dexco”), and American Explorer, L.L.C., a Louisiana limited liability company (“Amex”), Optima consummated a merger (the “Merger”) pursuant to which, among other things, (i) GEC, NAB and Dexco (the “Target Corporations”), which held all of the issued and outstanding membership interests in Amex, were merged with and into Optima US, (ii) an aggregate of 7,335,001 shares of Common Stock (representing approximately 40.0% of the Common Stock as of September 1, 1998) and rights to receive an additional 1,667,001 shares of Common Stock (subject to certain conditions contained within Certificates of Contingent Interest) were issued to the owners of the Target Corporations in consideration for the Merger, (iii) Optima was continued into the State of Delaware and adopted a new Certificate of Incorporation effectively becoming a Delaware corporation, and (iv) Optima’s name was changed to PetroQuest Energy, Inc., and its principal executive offices were moved to Lafayette, Louisiana.

As a result of the Merger, Goodson, who was the sole shareholder of GEC, converted all of the shares of GEC common stock into 2,567,250 shares of Common Stock and rights to receive an additional 583,450 shares of Common Stock, subject to certain conditions contained in a Certificate of Contingent Interest (the “Certificate”). The Certificate provided that Goodson was to become the record holder of 583,450 shares of Common Stock if on or before September 1, 2001, the Common Stock had a fair market value at or above $5.00 per share (as adjusted for stock splits, combinations and other corporate events) for a period of 20 consecutive trading days. Pursuant to the terms of the Brooksher Option Agreement, the Fournerat Option Agreement and the Aldridge Option Agreement (as each of those terms are defined below), Goodson granted 29,172 of the 583,450 contingent issue rights to Brooksher, Fournerat and Aldridge (as each of those terms are defined below). On May 3, 2001, the Common Stock closed above $5.00 for the twentieth consecutive trading day, and Goodson was issued and became the record holder of 554,278 shares of Common Stock.

Subsequent to the completion of the Merger, Goodson acquired shares of Common Stock through open market transactions, issuances and exercises of awards issued under the Company’s 1998 Incentive Plan, as amended and restated effective May 14, 2008 (the “1998 Incentive Plan”), the Company’s 2013 Incentive Plan (the “2013 Incentive Plan”), and the Company’s 2016 Long Term Incentive Plan (the “2016 Incentive Plan” and, together with the 1998 Incentive Plan and the 2013 Incentive Plan, the “Incentive Plans”), purchases pursuant to the 2012 Employee Stock Purchase Plan, and purchases in public offerings by the Company. Goodson also disposed of shares of Common Stock through open market transactions, the withholding of shares for payment of tax liability and various gifts to family members. Each acquisition or disposition of Common Stock was reported on Form 4 or 5 in accordance with the rules promulgated by the Securities and Exchange

Commission (the “SEC”) under Section 16 of the Securities Exchange Act of 1934, as amended, and are set forth on Exhibit 4 attached hereto.

The Company effected a 1-for-4 reverse stock split on May 18, 2016. All transactions prior to such date that are reflected in this First Amendment and on Exhibit 4 attached hereto have not been adjusted to give effect to such reverse stock stock split.

Item 4.         Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

Goodson acquired the Common Stock for investment purposes. Although Goodson does not have any specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Common Stock.

Other than as described above, Goodson has no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

(a)
Goodson is the beneficial owner of 998,156 shares of Common Stock which represents 3.9% of the Common Stock. This amount includes 154,046 shares of Common Stock which Goodson has the right to acquire within sixty (60) days pursuant to stock options granted by the Company.

(b)
Goodson has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 998,156 shares of Common Stock. Goodson shares the power to vote or to direct the vote of or to dispose or to direct the disposition of zero shares of Common Stock.

(c)	Except as described in this First Amendment, Goodson has not engaged in any transaction involving the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to             Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

On May 8, 2000, Goodson and two former officers and directors of the Issuer (collectively, the “Optionors”), the Issuer and Robert R. Brooksher, a former officer of the Issuer (“Brooksher”) entered into an Option Agreement (the “Brooksher Option Agreement”). Pursuant to the terms of the Brooksher Option Agreement, Brooksher acquired an option to purchase 122,250 shares of Common Stock from the Optionors at a price of $1.75 per share (the “Optionor-Brooksher Shares”). Goodson’s portion of the Optionor-Brooksher Shares consisted of 42,787 shares of Common Stock beneficially owned by Goodson. Pursuant to the terms of the Brooksher Option Agreement, the Optionors granted Brooksher 27,783 contingent stock issue rights that were convertible into shares of Common Stock if on or before September 1, 2001, the Common Stock had a fair market value at or above $5.00 per share (as adjusted for stock splits, combinations and other corporate events) for a period of 20 consecutive trading days (the “Brooksher CSIRs”). Goodson’s portion of the Brooksher CSIRs consisted of 9,724 contingent stock issue rights. The Brooksher Option Agreement had a term of five years. Prior to the expiration of the term of the Brooksher Option Agreement, Brooksher exercised his rights thereunder and acquired the Optionor-Brooksher Shares.

On April 20, 2001, the Issuer, the Optionors and Daniel G. Fournerat, a former director and officer of the Issuer (“Fournerat”) entered into an Option Agreement (the “Fournerat Option Agreement”). Pursuant to the terms of the Fournerat Option Agreement, Fournerat acquired an option to purchase 122,250 shares of Common Stock from the Optionors at a price of $1.75 per share (the “Optionor-Fournerat Shares”). Goodson’s portion of the Optionor-Fournerat Shares consisted of 42,787 shares of Common Stock. Pursuant to the terms of the Fournerat Option Agreement, the Optionors granted Fournerat 27,783 contingent stock issue rights that were convertible into shares of Common Stock if on or before September 1, 2001, the Common Stock had a fair market value at or above $5.00 per share (as adjusted for stock splits, combinations and other corporate events) for a period of 20 consecutive trading days (the “Fournerat CSIRs”). Goodson’s portion of the Fournerat CSIRs consisted of 9,724 contingent stock issue rights. The Fournerat Option Agreement had a term of five years. On April 7, 2006, Fournerat exercised the portion of the Optionor-Fournerat Shares attributable to Goodson consisting of 42,787 shares of Common Stock at a price of $1.75 per share.

On May 8, 2000, the Issuer, the Optionors and Michael O. Aldridge, a former officer and director of the Issuer (“Aldridge”) entered into an Option Agreement (the “Aldridge Option Agreement”). Pursuant to the terms of the Aldridge Option Agreement, Aldridge acquired an option to purchase 122,250 shares of Common Stock from the Optionors at a price of $1.75 per share (the “Optionor-Aldridge Shares”). Goodson’s portion of the Optionor-Aldridge Shares consisted of 42,787 shares of Common Stock. Pursuant to the terms of the Aldridge Option Agreement, the Optionors granted Aldridge 27,783 contingent stock issue rights that were convertible into shares of Common Stock if on or before September 1, 2001, the Common Stock had a fair market value at or above $5.00 per share (as adjusted for stock splits, combinations and other corporate events) for a period of 20 consecutive trading days (the “Aldridge CSIRs”). Goodson’s portion of the Aldridge CSIRs consisted of 9,724 contingent stock issue rights. The Aldridge Option Agreement had a term of five years. On May 6, 2005, Aldridge exercised the portion of the Optionor-Aldridge Shares attributable to Goodson consisting of 31,390 shares of Common Stock at a price per share of $1.75. The remaining amount of the Optionor-Aldridge Shares attributable to Goodson were used to purchase the Optionor-Aldridge Shares.

Goodson, as an employee and officer of the Company, is eligible to participate in each of the Incentive Plans.

As of March 22, 2018, Goodson had pledged 700,000 shares of Common Stock as security for a loan. As of March 22, 2018, the principal balance of the loan was approximately $1.4 million compared to approximately $2.95 million as of January 1, 2015.

Item 7.        Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this First Amendment, as follows:

1.
Plan and Agreement of Merger by and among Optima Petroleum Corporation, Optima Energy (U.S.) Corporation, its wholly-owned subsidiary, and Goodson Exploration Company, NAB Financial L.L.C., Dexco Energy, Inc., American Explorer, L.L.C. (incorporated herein by reference to Appendix G of the Proxy Statement on Schedule 14A filed July 22, 1998).

2.	Form of Certificate of Contingent Stock Issuance Right (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 16, 1998).

3.
PetroQuest Energy, Inc., 1998 Incentive Plan, as amended and restated effective May 14, 2008 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 9, 2008).

4.	PetroQuest Energy, Inc. 2013 Incentive Plan (incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 9, 2013).

5.	PetroQuest Energy, Inc. 2016 Long Term Incentive Plan (incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 7, 2016).

6.	PetroQuest Energy, Inc. 2012 Employee Stock Purchase Plan (incorporated herein by reference to Appendix A to Schedule 14A filed March 28, 2012).

7.	Transactions in shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2018

/s/ Charles T.Goodson
Charles T. Goodson